FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD CORPORATION

Corporate Taxpayers’ Registry (CNPJ/MF) nº 47.508.411/0001-56

SUMMARY OF THE MINUTES OF THE MEETING HELD BY THE FISCAL COUNCIL

ON OCTOBER 15th, 2013

1.             DATE, TIME AND PLACE: October 15th, 2013, at 3:00 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3.142, in the city and state of São Paulo.

2.             COMPOSTION OF THE MEETING BOARD: Chairman: Fernando Maida Dall’Acqua; Secretary (ad hoc): Marcelo Acerbi de Almeida.

3.             ATTENDANCE: Fernando Maida Dall’Acqua, Mario Probst and Raimundo Lourenço Maria Christians. Also present the representatives of the Company: Messrs. Raphael Mattelon, Valdério Matias da Silva, Isabela Cadenassi, and Paulo Katatani, as well as Messrs. Flávio Rubião and Eduardo Tenório, representatives of DeloitteToucheTohmatsu Auditores Independentes.

4.             AGENDA: Analysis and discussion of the Quarterly Information Form, the Management Report and the Independent Auditor’s Review Report in relation to the third quarter of 2013.

5.             RESOLUTIONS: Having the meeting been duly convened, the Fiscal Council members discussed the item of the Agenda, as follows:

5.1.          In compliance with the legal provisions and the Company’s by-laws, the members of the Fiscal Council examined the Quarterly Information Form, the Management Report and the Independent Auditor’s Review Report in relation to the third quarter of 2013. Based on such examination, considering the conclusion, with no restrictions whatsoever, of the Independent Auditor, Deloitte Touche Tohmatsu Auditores Independentes, and after the required clarifications and modifications, the members of the Fiscal Council, by unanimous vote, recommend the submission of the above mentioned documents, with no restrictions whatsoever, to the Company’s Board of Directors for analysis and approval.

APPROVAL AND EXECUTION OF THE MINUTES: With no further matter to be discussed, the meeting was recessed for the draft of these minutes which, after the meeting was duly reopened, were read, approved and duly signed. Signatures: Fernando Maida Dall’Acqua – Chairman; Marcelo Acerbi de Almeida – Secretary (ad hoc).  Attending members: Fernando Maida Dall’Acqua, Mario Probst and Raimundo Lourenço Maria Christians. We certify, for due purposes, that this is a summary from the minutes registered with the relevant book.

São Paulo, October 15th, 2013

_________________________________ Fernando Maida Dall’Acqua Chairman	_________________________________ Marcelo Acerbi de Almeida Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 17, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.